Exhibit 3.1C

Amendment to Article Sixth of Amended Articles of Incorporation of Cincinnati
Financial Corporation

Article Sixth is deleted and replaced in its entirety as follows:

SIXTH:                (a) Subject to the provisions of part (c) of this Article Sixth, the Board of Directors shall be divided into three (3) classes, each class consisting of one-third (as nearly as possible but in no event may any one class have greater than one more director than any other class) of the total number of directors. At each annual meeting of shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. Subject to the right of the shareholders to fix the number of directors at a meeting called for the purpose of electing directors, the Board of Directors may change the number of directors constituting the Board of Directors by resolution.

(b) Directors of the Corporation shall only be removed by the shareholders for cause. “Cause” for the removal of a director shall exist only upon the occurrence of one (1) of the following events: (1) the conviction of a director of a felony; or (2) a finding by a court of law that the director has been or is guilty of negligence or misconduct in the performance of his duties as a director of the Corporation. Vacancies in the Board of Directors, whether arising through death, resignation or removal of a director, or newly created directorships resulting from any increase in the authorized number of directors, shall be filled by a majority of the directors then in office, or by a sole remaining director, and the directors so chosen shall hold office until the next annual meeting of shareholders and until his or her successor has been duly elected and qualified. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

(c) Notwithstanding anything contained in parts (a) of this Article Sixth to the contrary, beginning at the 2011 annual meeting of shareholders, directors shall be elected annually for terms of one year, except that any director whose term expires at the 2012 annual meeting of shareholders or the 2013 annual meeting of shareholders shall continue to hold office until the end of the term for which such director was elected or appointed and until such Director’s successor shall have been elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Accordingly, (i) at the 2010 annual meeting of shareholders, the directors whose terms expire at that meeting shall be elected to hold office for a three-year term expiring at the 2013 annual meeting of shareholders; (ii) at the 2011 annual meeting of shareholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2012 annual meeting of shareholders; and (iii) at the 2012 annual meeting of shareholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2013 annual meeting of shareholders.